WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E
November 7, 2006
Toronto Stock Exchange (Venture) Symbol: "WND"
NASDAQ OTC: Symbol: "WNDEF"
Issued and Outstanding: 23,760,789

CLARIFICATION OF WYSTRACH AND PACIFIC HYDRO LITIGATION

Further to the two (2) news releases issued by Stockwatch dated November 7, 2006, Western Wind Energy wishes to clarify to its shareholders, the following information.

The case brought against Western Wind Energy by Michael G. Wystrach has been successfully won by Western Wind Energy against Michael G. Wystrach et al in the Arizona State Court System. Western Wind Energy has further defeated Michael G. Wystrach et al in the US Federal District Court. Mr. Wystrach has lost the same case twice in both the State and Federal system. For Mr. Wystrach to present the same case in British Columbia Supreme Court, Western Wind Energy will apply for "res judicata" which simply states that a case cannot be heard if it has been successfully adjudicated elsewhere.

Western Wind Energy has defeated Michael G. Wystrach in both the Arizona State Court and the US Federal District Courts.

As Mr. Wystrach's submission comes within the same day of the Writ of Summons filed by Pacific Hydro one can only make a strong inference to the fact the Mr. Wystrach's counsel who attended Western Wind Energy's annual general meeting worked in close physical collaboration with the legal counsel and representatives of Pacific Hydro Limited. This physical collaboration between the counsels of both Pacific Hydro Limited and Michael G. Wystrach was observed by all members attending the annual general meeting.

Further, Pacific Hydro's counsel has made certain statements privileged only to Western Wind Energy that were repeated verbatim by Michael G. Wystrach to a former director of Western Wind Energy. Western Wind has noted this coincidence and further reports the Michael Wystrach litigation has already been successfully defeated by Western Wind Energy, and Western Wind Energy has successfully won the lawsuit in both Arizona and the US Federal District Court. In addition to applying for "res judicata", Western Wind will be seeking damages from Mr. Wystrach for attempting to bring this case to the Courts of British Columbia.

Western Wind Energy will respond to the allegations by Pacific Hydro in a civil counterclaim and will be seeking substantial damages from Pacific Hydro.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 189.4 megawatts from the sale of wind energy electrical generation, to three separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the Province of New Brunswick, Canada, the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission